UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TheStreet, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

88368Q103

(CUSIP Number)

Ernest C. Mysogland

Spear Point Capital Management LLC

400 Poydras Street, Suite 2100

New Orleans, LA 70130

(203) 221-2641

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,740,384

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,740,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,384

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.99%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Capital Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 572,582

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 572,582

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 572,582

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.64%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Condor LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,167,802

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,167,802

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,167,802

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.35%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Capital Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,740,384

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,740,384

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,384

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.99%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88368Q103

1.	Names of Reporting Persons Rodney A. Bienvenu, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,740,384

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,740,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,384

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.99%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Trevor L. Colhoun

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,740,384

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,740,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,384

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.99%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Ernest C. Mysogland

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,740,384

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,740,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,384

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.99%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the common stock, par value $.01 per share (the “Common Stock”), of TheStreet, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 14 Wall Street, 15th Floor, New York, NY, 10005.

The Reporting Persons filed a Schedule 13D relating to the Common Stock of the Issuer with the U.S. Securities and Exchange Commission on July 2, 2015 (the “Initial Schedule 13D”) which was amended by Amendment No. 1 filed July 30, 2015 (“Amendment No. 1”).  The Initial Schedule 13D as amended by Amendment No. 1 is referred to as the “Schedule 13D”.  The Schedule 13D is hereby amended by this Amendment No. 2 (this “Amendment”) which is being filed by the Reporting Persons to furnish additional information as set forth herein. All information set forth in the Schedule 13D, as amended hereby, is incorporated by reference.  All capitalized terms not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The Reporting Persons have ceased to have beneficial ownership of more than five percent of the Common Stock.

Item 3.	Source and Amount of Funds or Other Consideration

The net investment cost (including commissions, if any) of the shares of Common Stock purchased by Spear Point Capital Fund LP is approximately $1,279,589.  The shares of Common Stock purchased by Spear Point Capital Fund LP were purchased with working capital.   All or part of the shares of Common Stock owned by Spear Point Capital Fund LP may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Spear Point Capital Fund LP.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

The net investment cost (including commissions, if any) of the shares of Common Stock purchased by Spear Point Condor LP is approximately $2,236,348.  The shares of Common Stock purchased by Spear Point Condor LP were purchased with working capital.  All or part of the shares of Common Stock owned by Spear Point Condor LP may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Spear Point Condor LP.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock to which this Schedule 13D relates for investment purposes, in the Reporting Persons’ ordinary course of business.

As described in the Schedule 13D, the Reporting Persons previously made certain recommendations or proposals to the Issuer. To the knowledge of the Reporting Persons, no such plans or proposals were adopted by the Issuer.  No such plans or proposals are currently pending.

The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13D.  The Reporting Persons have discussed possible plans or proposals with other parties.  If the Reporting Persons formulate any such plans or proposals, they will so report to the extent required.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

As of the date hereof, the Spear Point Group beneficially owns an aggregate of 1,740,384 shares of Common Stock, representing 4.99% of the outstanding shares of Common Stock.  Such percentages were determined based on a total of 34,870,290 shares of Common Stock outstanding as of November 3, 2015, as reported by the Issuer on its most recent Quarterly Report on Form 10-Q, filed November 5, 2015.

Spear Point Capital Fund LP beneficially owns, and has sole voting power and sole disposition power over, 572,582 shares of Common Stock, representing an aggregate of 1.64% of the outstanding shares of Common Stock.  Spear Point Capital Fund LP does not have any beneficial ownership of any shares of Common Stock owned by Spear Point Condor LP.

Spear Point Condor LP beneficially owns, and has sole voting power and sole disposition power over, 1,167,802 shares of Common Stock, representing an aggregate of 3.35% of the outstanding shares of Common Stock.  Spear Point Condor LP does not have any beneficial ownership of any shares of Common Stock owned by Spear Point Capital Fund LP.

Spear Point Capital Management LLC does not own any shares of Common Stock of the Issuer directly.  By virtue of the relationships described under Item 2 of this Schedule 13D, Spear Point Capital Management LLC may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate of 1,740,384 shares of Common Stock beneficially owned by Spear Point Capital Fund LP and Spear Point Condor LP, representing an aggregate of 4.99% of the outstanding shares of Common Stock.

Spear Point Capital Partners LLC does not own any shares of Common Stock of the Issuer directly.  However, as general partner of Spear Point Capital Fund LP and Spear Point Condor LP, Spear Point Capital Partners LLC has the sole voting power and sole disposition power over, and therefore, beneficial ownership of, the aggregate of 1,740,384 shares of Common Stock beneficially owned by Spear Point Capital Fund LP and Spear Point Condor LP, representing an aggregate of 4.99% of the outstanding shares of Common Stock.

By virtue of the relationships described under Item 2 of this Schedule 13D, each of Messrs. Bienvenu, Colhoun and Mysogland may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate 1,740,384 shares of Common Stock deemed to be beneficially owned by Spear Point Capital Management LLC, representing an aggregate of 4.99% of the outstanding shares of Common Stock.

By virtue of the relationships described under Item 2 of this Schedule 13D, each of Messrs. Bienvenu, Colhoun and Mysogland may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate 1,740,384 shares of Common Stock deemed to be beneficially owned by Spear Point Capital Partners LLC, representing an aggregate of 4.99% of the outstanding shares of Common Stock.

By virtue of the relationships described under Item 2 of this Schedule 13D, each of Messrs. Bienvenu, Colhoun and Mysogland may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate 572,582 shares of Common Stock beneficially owned by Spear Point Capital Fund LP, representing an aggregate of 1.64% of the outstanding shares of Common Stock.

By virtue of the relationships described under Item 2 of this Schedule 13D, each of Messrs. Bienvenu, Colhoun and Mysogland may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate 1,167,802 shares of Common Stock beneficially owned by Spear Point Condor LP, representing an aggregate of 3.35% of the outstanding shares of Common Stock.

To the best knowledge of the Reporting Persons, none of the persons or entities listed in Item 2 beneficially owns any other shares of the Issuer.  Each of the Reporting Persons disclaims beneficial ownership of shares solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Spear Point Capital Fund LP and Spear Point Condor LP in the Common Stock

during the last sixty days, which were all in the open market, are set forth in Schedule I hereto and are incorporated by reference.

(d) Not applicable.

(e) On March 2, 2016 the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 7.	Material to be Filed as Exhibits

There was filed as Exhibit A to the Initial Schedule 13D a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. There was filed as Exhibit B to the Initial Schedule 13D a Power of Attorney executed by Rodney A. Bienvenu, Jr., Trevor L. Colhoun, and Ernest C. Mysogland, authorizing Rodney A. Bienvenu, Jr., Trevor L. Colhoun and Ernest C. Mysogland, or any of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2, 2016
Date

SPEAR POINT CAPITAL MANAGEMENT LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr.
Title: Managing Member

SPEAR POINT CAPITAL PARTNERS LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr.
Title: Managing Member

SPEAR POINT CAPITAL FUND LP

By: Spear Point Capital Partners LLC
Its: General Partner

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr.
Title: Managing Member

SPEAR POINT CONDOR LP

By: Spear Point Capital Partners LLC
Its: General Partner

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr.
Title: Managing Member

/s/ Rodney A. Bienvenu, Jr.
Rodney A. Bienvenu, Jr.

/s/ Trevor L. Colhoun
Trevor L. Colhoun

/s/ Ernest C. Mysogland
Ernest C. Mysogland

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Schedule I

Common Stock Transactions

Reporting Person*	Date of Transactions	Number of Shares Purchased/(Sold)	Price Per Share (including commissions)
Capital Fund	02/24/16	(2,100)	$1.07
Capital Fund	02/25/16	(11,100)	$0.97
Capital Fund	02/26/16	(3,000)	$0.89
Capital Fund	02/26/16	(600)	$0.89
Capital Fund	02/29/16	(1,951)	$0.89
Condor	01/04/16	1,500	$1.49
Condor	01/05/16	1,000	$1.50
Condor	01/06/16	3,000	$1.49
Condor	01/07/16	1,000	$1.49
Condor	02/01/16	1,000	$1.25
Condor	02/02/16	1,000	$1.22
Condor	02/03/16	100	$1.29
Condor	02/04/16	1,100	$1.20
Condor	02/05/16	500	$1.19
Condor	02/24/16	(3,700)	$1.06
Condor	02/24/16	(2,500)	$1.06
Condor	02/25/16	(15,000)	$0.95
Condor	02/26/16	(600)	$0.89
Condor	02/29/16	(4,403)	$0.89

* “Capital Fund” refers to Spear Point Capital Fund LP and “Condor” refers to Spear Point Condor LP.